SAN VICENTE GROUP, INC.

11601 Wilshire Blvd., Suite 2250

Los Angeles, California 90025

Telephone (310) 477-1227

November 13, 2001

VIA FACSIMILE AND EDGAR

(202) 942-8530

Mr. Todd Schiffman

Assistant Director

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re: Registration Statement on Form 10SB12G

San Vicente Group, Inc., Commission File 0-33253

APPLICATION TO WITHDRAW REGISTRATION STATEMENT

Dear Mr. Schiffman:

San Vicente Group, Inc. hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 10SB12G, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was publicly filed with the Securities and Exchange Commission on October 15, 2001.

Given a change in business plan of the Company, the Company has decided not to proceed with registration of its securities at this time. No securities were sold under the Registration Statement.

Please direct any questions or comments with respect to this application to the Company's counsel, Aaron A. Grunfeld, at (310) 277-8300, and provide a copy by facsimile of the order withdrawing the Registration Statement to Mr. Grunfeld at (310) 552-3209.

Yours truly,

SAN VICENTE GROUP, INC.,

a Delaware corporation

Peter Fuhrman

Acting Chief

Executive Officer

cc: Chris Windsor

Securities and Exchange Commission

(via facsimile)